Exhibit 15.1

Letter from Ernst & Young, LLP Regarding Unaudited Interim Financial Information

To the Board of Directors and Shareholders of L Brands, Inc.
We are aware of the incorporation by reference in the Registration Statement (Form S-8) of L Brands, Inc. and its subsidiaries (“the Company”), for the registration of 15,100,123 shares of its Common Stock pertaining to the L Brands, Inc. 2015 Stock Option and Performance Incentive Plan, of our reports dated June 5, 2015 and September 4, 2015 relating to the unaudited consolidated interim financial statements of the Company that are included in its Forms 10-Q for the thirteen weeks ended May 2, 2015 and May 3, 2014 and the thirteen and twenty-six weeks ended August 1, 2015 and August 2, 2014.

/s/ Ernst & Young LLP

Columbus, Ohio
September 4, 2015